Exhibit 21.1

Subsidiaries of Crossroads Systems, Inc.

Subsidiary	Jurisdiction
Crossroads Systems (Texas), Inc.	Texas
Crossroads Europe GmbH	Germany
NexQL Corporation	Delaware
KIP CR P1 LP (1)	Delaware

(1)	Crossroads Systems, Inc has a 99% limited partnership interest in KIP CR P1 LP.